

January 4, 2016

Mail Stop 4561

Amit Dror
Chief Executive Officer
Nano Dimension Ltd.
2 Ilan Ramon
Ness Ziona
7403635 Israel

> **Re:** **Nano Dimension Ltd.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **File No. 001-37600**
> **Filed December 8, 2015**

Dear Mr. Dror:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated November 17, 2015.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Business Overview

Market Opportunity, page 26

1. In your revised disclosure on page 26 in response to prior comment 9, you estimate that there are 1,000,000 existing users of software that design and plan electronic circuits. Your source documents to support this figure are based on dated reports from 2004 to 2008. Please advise us whether there are more recent reports available to support your estimate. Alternatively, expand your disclosure consistent with your response to disclose the basis for your estimates, including the dates of the reports relied upon.

Operating and Financial Review and Prospects, page 30

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 31

2.   We note your response to prior comment 18 regarding your subcontractor expenses. Please revise where appropriate to provide more detail regarding the projects or services performed by these "development consultants and service providers." To the extent any of your agreements with these consultants or service providers is material, please provide a description of each such agreement.

Results of Operations, page 33

3.   We note your response to prior comment 19 regarding the impact of your headcount and payroll expenses in each of your expense categories such as research and development. Please revise to disclose the changes in headcount for each relevant expense category.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information
                                        Technologies and Services